SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
  __________________________________________

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated June 27, 2019

British Telecommunications plc
 _____________________________________________________________________
(Translation of registrant’s name into English)

BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

        ______________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No X

Enclosure: British Telecommunications plc

27 June, 2019

British Telecommunications plc notes the announcement made by its parent company, BT Group plc, with regard to the its intended share repurchase from Orange.  The full text of the announcement can be found at http://www.morningstar.co.uk/uk/NSM

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Telecommunications plc

By:	/s/ Heather Brierley
Name:	Heather Brierley
Title:	Secretary

Date: June 27, 2019